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                                                FILED PURSUANT TO RULE 424(B)(3)
                                                    REGISTRATION NO.: 333-126351

                                   PROSPECTUS

                              AMEDIA NETWORKS, INC.

                        17,486,723 shares of Common Stock

This Prospectus relates to the sale by the selling stockholders of up to 17,486,723 shares of our common stock, par value $0.001 (the "Common Stock") consisting of shares of our Common Stock issuable (i) upon the conversion of outstanding shares of Series B Preferred Stock we previously issued in a private placement that was concluded in April and May 2005, (ii) in respect of dividends thereon accrued through the fifth anniversary of issuance, (iii) upon the exercise of warrants that were issued in connection with the same private placement (iv) such additional shares of common stock as may be issued pursuant to the anti-dilution provisions of the Series B Preferred Stock or through the projected date of this registration statement, as well as (v) up to an additional 150,000 shares issuable upon exercise of warrants unrelated to the Series B Preferred Stock. The selling stockholders may sell the shares from time to time at the prevailing market price or in negotiated transactions.

We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Each of the selling stockholders may be deemed to be an "underwriter," as such term is defined in the Securities Act of 1933.

Our Common Stock is quoted on the OTC Bulletin Board under the trading symbol "AANI". The last reported sales price per share of our Common Stock as quoted by the OTC Bulletin Board on August 31, 2005, was $0.78.

AS YOU REVIEW THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 9.

Neither the Securities Exchange and Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 31, 2005

                           PRINCIPAL EXECUTIVE OFFICE:
                              Amedia Networks, Inc.
                                  2 Corbett Way
                           Eatontown, New Jersey 07724
                                 (732) 440-1992

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                                TABLE OF CONTENTS


                                                                           PAGE

PROSPECTUS SUMMARY........................................................   3

RISK FACTORS..............................................................   6

USE OF PROCEEDS...........................................................  17

DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS ..............  17

SELLING STOCKHOLDERS......................................................  21

PLAN OF DISTRIBUTION......................................................  26

DESCRIPTION OF CAPITAL STOCK..............................................  28

DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES
ACT LIABILITIES...........................................................  33

INTEREST OF NAMED EXPERT AND COUNSEL......................................  33

LEGAL MATTERS.............................................................  33

EXPERTS...................................................................  33

WHERE YOU CAN FIND MORE INFORMATION.......................................  33

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................  34

DOCUMENTS DELIVERED WITH THIS PROSPECTUS..................................  35

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this Prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of Common Stock.


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                               PROSPECTUS SUMMARY

THIS IS ONLY A SUMMARY AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, ESPECIALLY "RISK FACTORS" AND OUR FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED IN THIS PROSPECTUS, BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK.

                              AMEDIA NETWORKS, INC.

Amedia Networks is a development stage company that designs, develops and markets technology-based broadband access solutions for voice, video and data services, focusing on fiber-based and Ethernet-based solutions. Our QoStream(TM) product line is designed to deliver "triple play" (voice, video and data) broadband communication. The core technologies underlying our initial products were co-developed with Lucent Technologies, Inc. ("Lucent") at Lucent's Bell Labs in New Jersey pursuant to our Development and Licensing Agreement with Lucent dated as of January 6, 2004 (the "Development and Licensing Agreement").

We commercially introduced the QoStream product line in January 2005. These products are designed for placement at various points in the network infrastructure layout and are inter-operable with most installed FTTP communications networks and equipment. We market our products to telecommunications carriers, cable and video providers, governments, public utilities, and municipalities around the globe. We currently do not intend to market any products directly to end-users.

We have been engaged in the broadband access solutions business since March 2004. From our inception in August 1994 through October 2002, we were engaged solely in the business of designing and developing digital security technologies that provide copy protection for electronic content distributed on optical media and the Internet (the "Copy Protection Business") under the name of "TTR Technologies, Inc." We sold our Copy Protection Business in May 2003. In May 2004, we changed our name to "Amedia Networks, Inc."

We are a development stage company that has generated significant losses since our inception in August 1994. We expect to continue operating at a loss through at least 2005 as we expect to incur significant outlays and expenses in further developing, upgrading and marketing or products. As of June 30, 2005, we had an accumulated deficit of approximately $52.7 million. As a development stage company, we have a limited operating history upon which an evaluation of our prospects can be made. Our prospects must therefore be evaluated in light of the challenges, expenses, delays and complications associated with a development stage company. As a result of our condition, our independent registered public accounting firm has included a "going concern" explanatory paragraph in their audit reports on our audited 2004 and 2003 financial statements.

RECENT DEVELOPMENTS

In April and May 2005 we completed private placements to certain individual and institutional investors of 77,650 shares of our newly designated Series B 8% Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"), for gross proceeds of $7.765 million. We intend to use the proceeds of the financing for general corporate purposes, including working capital and the funding of operating losses. Each share of the Series B Preferred Stock has a stated value of $100 and is convertible into shares of our Common Stock at an initial conversion rate of $1.01 per share (subject to adjustment if there are certain capital adjustments or if we enter into certain specified types of transactions, as further discussed in this Prospectus). The total number of shares of Common Stock initially issuable upon


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conversion of the 77,650 shares of Series B Preferred Stock issued in the April and May 2005 private placements is 7,688,122. Investors in this financing received warrants to purchase 3,844,065 shares of shares of Common Stock at a per share exercise price of $1.50 (subject to adjustment if there are certain capital adjustments or if we enter into certain specified types of transactions, as further discussed in this Prospectus). In connection with this transaction, we also issued to a placement agent for the transaction warrants to purchase 1,153,220 shares of Common Stock, of which 768,814 shares are exercisable at an exercise price of $1.01 and 384,406 shares are exercisable at an exercise price of $1.50 per share. A more complete description of these transactions is included elsewhere in this Prospectus under the caption "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS - SERIES B PREFERRED STOCK."

CORPORATE INFORMATION

Our principal offices are located at 2 Corbett Way, Eatontown New Jersey 07724 and our telephone number is (732) 440-1992. We maintain a website at www.amedia.com. Information contained on our website is not part of this Prospectus.

All references to "we," "our," or "us" in this filing refer to Amedia Networks, Inc., a Delaware corporation, and our subsidiaries.

                                  RISK FACTORS

Investing in shares of our Common Stock involves significant risk. You should consider the information under the caption "RISK FACTORS" beginning on page 9 of this Prospectus in deciding whether to purchase the Common Stock offered under this Prospectus.

                                  THE OFFERING


SECURITIES OFFERED BY THE             17,486,723 SHARES OF COMMON STOCK. (1)
SELLING STOCKHOLDERS


SHARES OUTSTANDING BEFORE THE         20,953,698 SHARES OF COMMON STOCK. (2)
OFFERING


USE OF PROCEEDS                       WE WILL NOT RECEIVE ANY PROCEEDS FROM THE
                                      SALE OF THE COMMON STOCK BY THE SELLING
                                      STOCKHOLDERS.


(1) Includes up to (i) (a) 7,688,122 shares of our Common Stock issuable upon conversion of 77,650 shares of our Series B 8% Convertible Preferred Stock, par value $0.001 (the "Series B Preferred Stock") having a stated value of $100 per share at a per share conversion price of $1.01, (b) up to 3,075,248 shares of Common Stock issuable in respect of dividends on the Series B Preferred Stock accrued and accruing through the fifth anniversary of issuance and (c) 3,844,065 shares of Common Stock issuable upon exercise of warrants issued in connection with the Series B Preferred Stock (the "Series B Warrants") and (d) an additional 1,460,745 shares of Common Stock, representing our current good faith estimate of additional shares that we might be required to issue to such selling stockholders (x) based on adjustments to the conversion price of the unconverted preferred stock and/or to the number of shares covered by their unexercised warrants in the event that, on or prior to the first anniversary of the effective date of this Registration Statement, we subsequently offer or issue securities at a purchase price or conversion price lower than $1.01 per share or warrants having an exercise price below the exercise price of the warrants held by the selling stockholders and (y) as liquidated damages through the projected


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effective date of this Registration Statement, in each case as contemplated by terms of agreements between us and such selling stockholders; (ii) (a) 1,153,222 shares of Common Stock issuable upon exercise of certain other warrants issued to placement agents in connection with the issuance of the Series B Preferred Stock, (b) an additional 115,323 shares of Common Stock, representing our current good faith estimate of additional shares that we might be required to issue to such selling stockholders based on adjustments to the number of shares covered by their unexercised warrants in the event that, on or prior to the first anniversary of the effective date of this Registration Statement, we subsequently offer or issue securities at a purchase price or conversion price lower than $1.01 per share or warrants having an exercise price below the exercise price of the warrants held by the selling stockholders as contemplated by terms of these warrants; and (iii) 150,000 shares of Common Stock that issuable upon exercise of warrants that are unrelated to the Series B Preferred Stock that have piggy-back registration rights (the "Other Warrants") . For a description of the agreements between us and the selling stockholders, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(2) Does not include (a) up to an aggregate of 6,502,642 shares of Common Stock issuable upon exercise of options granted under our 1996 Stock Option Plan, the 2000 Equity Incentive Plan and the 2002 Non-Employee Directors Stock Option Plan and outstanding as of August 31, 2005, (b) any of the shares described in clauses (i), (ii) or (iii) in footnote (1) above and (c) 8,581,506 shares of Common Stock issuable upon exercise of certain other outstanding options and warrants.

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                                  RISK FACTORS

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE YOU PURCHASE ANY OF OUR COMMON STOCK. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN THIS EVENT YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

                          RISKS CONCERNING OUR BUSINESS

OUR SUBSTANTIAL AND CONTINUING LOSSES SINCE INCEPTION, COUPLED WITH SIGNIFICANT ONGOING OPERATING EXPENSES, RAISE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

Since inception, we have sustained substantial losses, primarily associated with our previous Copy Protection Business which we sold in May 2003. We expect to continue to incur losses attributable to operations associated with our current business and to lack revenues sufficient to offset these operating expenses. We have raised capital to fund ongoing operations by private sales of our securities, some of which sales have been highly dilutive and involve considerable expense. In our present circumstances, there is substantial doubt about our ability to continue as a going concern absent significant sales of our existing products, substantial revenues or further substantial sales of our securities.

We incurred a net loss of $4,320,828 for the six months ended June 30, 2005 and a net income (loss) of $(8,322,211) and $3,466,602 for the fiscal years ended 2004 and 2003, respectively. Our net income for 2003 was attributable to the sale of our Copy Protection Business in May 2003 for net cash proceeds of $5 million. As of June 30, 2005, we had an accumulated deficit of $52,723,236.

As a result, we will need to generate significant revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we do not achieve and maintain profitability, the market price for our Common Stock may further decline, perhaps substantially, and we may have to curtail or cease our operations.

We expect to spend significant additional amounts to enhance our products and technologies, expand domestic and international sales and operations, fund further product development and develop our broadband communications business. As a result, we will need to generate significant revenue to achieve profitability or to conclude significant sales of our securities in order to maintain our operations and realize our business plan. If we do not achieve and maintain profitability, the market price for our Common Stock may further decline, perhaps substantially, and we may have to curtail or cease our operations. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our independent registered public accounting firm's reports on our financial statements for the years ended December 31, 2004 and 2003 include explanatory paragraphs regarding substantial doubt about our ability to continue as a going concern. This "going concern" paragraph may have an adverse effect on our ability to obtain financing for operations and to further develop and market products.

IF WE DO NOT RECEIVE ADDITIONAL CAPITAL WHEN AND IN THE AMOUNTS NEEDED IN THE NEAR FUTURE, OUR ABILITY TO CONTINUE AS A GOING CONCERN IS IN SUBSTANTIAL DOUBT.

We anticipate incurring substantial sales and marketing, research and development and general operating expenses in the course of fiscal 2005 and thereafter that will require substantial amounts of additional


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capital on an ongoing basis. We will most likely have to obtain such capital from sales of our equity, convertible equity and/or debt securities, unless we generate significant revenues.

We believe that our existing cash resources will be sufficient to enable us to maintain operations and meet our obligations as they come due until December 2005. However, such resources may not be sufficient to support new product development or unforeseen contingencies. The extent and timing of our future capital requirements will depend upon several factors, including the rate of market acceptance of our initial products, the degree of competition that we will face, and our level of expenditures, including those for product development, inventory, sales and marketing. If we cannot raise funds on acceptable terms, we may not be able to develop or upgrade our products or complete our product line, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could have a material adverse effect on our ability to establish our market presence or grow our business. If we are unable to secure such additional financing, we will have to curtail or suspend our business activities and may have to seek protection of the bankruptcy courts. If that happens, you could lose your entire investment. If we cannot raise additional financing on acceptable terms, we may not be able to continue to operate our business as a going concern.

Further, if we issue equity securities, our shareholders may experience severe dilution of their ownership percentage, and the new equity securities may have rights, preferences or privileges senior to those of our Common Stock.

IF OUR INITIAL QOSTREAM FAMILY OF PRODUCTS IS NOT SUCCESSFUL IN THE MARKET, WE MAY NOT BE ABLE TO GENERATE SUBSTANTIAL REVENUES OR ACHIEVE SUSTAINED PROFITABILITY.

Our success is substantially dependent on the success of our QoStream products, the first of which became commercially available in January 2005. As of June 2005, we have completed the commercial development of our QoStream product line and have commenced limited commercial deployment. If the market accepts our QoStream products, then we expect that these products will account for the vast majority of our net revenue in the future. If our QoStream products are unsatisfactory, or if we are unable to generate significant demand for these products, or we fail to develop other significant products, our business may be materially and adversely affected.

We have been engaged in the broadband access solutions business since only March 2004. Given our lack of operating history, it is difficult to predict our future results. Investors should consider the risks and uncertainties that we may encounter as a development-stage company in a new and unproven market. These uncertainties include:

o our ability to design and engineer products having the desired technological features in a cost efficient manner;

o    consumer demand for, and acceptance of products utilizing our technologies;

o our ability to demonstrate the benefits of our products and services to end users;

o    our unproven and evolving products;

o our ability to expand the product offering and technological interface of our product base to encompass sophisticated business applications and other in-house wiring options;

o    unfavorable economic conditions in the technology industry;


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o    our ability to raise funds when needed on commercially acceptable terms;

o decreased capital spending on technology due to adverse economic conditions; and

o    global economic conditions.

IF OUR THIRD-PARTY COLLABORATORS DO NOT EFFECTIVELY MARKET AND SERVICE OUR PRODUCTS, WE MAY NOT GENERATE SIGNIFICANT REVENUES OR PROFITS FROM SALES OF OUR PRODUCTS.

We utilize third parties, such as system vendors, consultants, value added resellers and system integrators, to sell and/or assist us in selling our products. To date, we have signed agreements with several of these third-party collaborators. We believe that the establishment of a network of third-parties with extensive and specific knowledge of the various applications critical in the industrial market is important for us to succeed in that market. For the foreseeable future, we may sell fewer products if we cannot attract and retain third-party collaborators to sell and service our products effectively and to provide timely and cost-effective customer support. An increasing number of companies compete for access to the types of partners we use. We cannot assure you that our partners will successfully sell or assist us in selling our products or provide us with adequate customer of support. If these relationships are terminated or otherwise disrupted our operating performance and financial results may be adversely affected.

WE ARE HIGHLY DEPENDENT ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS AND BECAUSE OF COMPETITION FOR QUALIFIED PERSONNEL WE MAY NOT BE ABLE TO RECRUIT OR RETAIN NECESSARY PERSONNEL.

Our continued growth and success depend to a significant degree on the continued services of our Chief Executive Officer and President, Mr. Frank Galuppo, and other key employees and our ability to attract and retain highly skilled and experienced technical, managerial, sales and marketing personnel. While we have recruited a management team with significant experience and expertise in the broadband access field, as we enter this new line of business, we also expect to encounter new product development challenges, new customer requirements, new competitors and other new business challenges, with which our existing management may be unfamiliar. There can be no assurance that we will be successful in recruiting new personnel or in retaining existing personnel. Except for our Chief Executive Officer (and President) and our Chief Financial Officer, none of our current employees is subject to a long-term employment agreement. The loss of one or more key employees or our inability to attract additional qualified employees could have a material adverse effect on our business, results of operations and financial condition. In addition, we may experience increased compensation costs in order to attract and retain skilled employees.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN THE HIGHLY COMPETITIVE AND RAPIDLY EVOLVING BROADBAND COMMUNICATIONS MARKET.

The market for fiber optic subsystems and modules is highly competitive and we expect competition to intensify in the future. Competition falls into several categories. The companies that offer a solution similar to the one utilized in our QoStream products include World Wide Packets and Allied Telesyn. Other competitors, including Alcatel, Salira, Optical Solutions, Motorola, UT Starcom and Wave 7 Optics, are positioning solutions employing a different technological approach. We will also face indirect competition from public and private companies providing products that address the same fiber optic network problems that our QoStream products are designed to address. The development of copper based alternative solutions to fiber optic transmission by competitors, particularly systems companies that also manufacture modules, could significantly limit our prospects and harm our competitive position. There is


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also a possibility that certain wireless technologies could provide some measure of competition.

Many of our competitors have longer operating histories, greater name recognition and significantly greater financial, technical, sales and marketing resources than we have. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, these entities have large market capitalization or cash reserves and are in a much better position to acquire other companies in order to gain new technologies or products. In addition, many of our competitors have much greater brand name recognition, more extensive customer bases, more developed distribution channels and broader product offerings than we do. These companies can use their broader customer bases and product offerings and adopt aggressive pricing policies to gain market share.

We expect competitors to introduce new and improved products with lower prices, and we will need to do the same to remain competitive. We may not be able to compete successfully against either current or future competitors with respect to new products.

Additionally, under the Development and Licensing Agreement, we have a non-exclusive, worldwide and perpetual license to develop and market FTTP products utilizing Lucent technologies and solutions. Lucent has agreed, through January 2014, not to use technologies specifically developed under the Development and Licensing Agreement and subsequent supplemental agreements for the purpose of developing or selling any products that may directly compete with our products. Lucent is not restricted from using pre-existing Lucent technologies or information contained in these products. We can provide no assurance that Lucent will not in fact design, develop and market technologies or products that serve the same functionality as our QoStream products. We cannot predict the ease with which Lucent would be able to develop and market products substantially similar in function or design to our product line. Additionally, if for whatever reason Lucent elects to terminate the Development and Licensing Agreement, then no assurance can be provided that it will be bound by this no-compete provision. If Lucent were to successfully develop and market such similar products, then our prospects and proposed business would be materially adversely affected.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

We have and intend to continue to sell our products internationally. Our international operations and activities subject us to a number of risks, including the risk of political and economic instability, difficulty in managing foreign operations, potentially adverse taxes, higher expenses and difficulty in collection of accounts receivable in some of these countries. We do not currently cover known or anticipated operating exposures through foreign currency exchange option or forward contracts.

WE MAY NOT BE SUCCESSFUL IN DEVELOPING OR MAINTAINING STRONG DISTRIBUTION CHANNELS FOR OUR PRODUCTS.

We intend to market our prospective products to communications carriers and other providers of broadband access solutions and services. The success of our current business plan depends, in large part, on developing strong relationships with telecommunications carriers and other broadband communications providers who are selling products and services to end-users. If we are not successful in creating a strong distribution channel in a timely manner, we may not be able to establish our marketing presence or gain significant sales.

LEGAL AND REGULATORY DEVELOPMENTS COULD HAVE ADVERSE CONSEQUENCES FOR OUR BUSINESS.

The jurisdiction of the Federal Communications Commission (FCC) extends to the entire communications industry in the United States, including potential customers for products utilizing our


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solutions. Future FCC regulations affecting the broadband access industry may harm our business. For example, FCC regulatory policies affecting the availability of data and Internet services may impede the penetration of our prospective product line into certain markets or affect the prices that may be charged in such markets. In addition, international regulatory bodies are beginning to adopt standards and regulations for the broadband access industry. These domestic and foreign standards, laws and regulations address various aspects of Internet, telephony and broadband use, including issues relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation, consumer protection, security of data, access by law enforcement, tariffs, as well as intellectual property ownership, obscenity and libel. Changes in laws, standards and/or regulations, or judgments in favor of plaintiffs in lawsuits against service providers, e-commerce and other Internet companies, could adversely affect the development of e-commerce and other uses of the Internet. This, in turn, could directly or indirectly materially adversely impact the broadband telecommunications industry in which our customers operate. To the extent our customers are adversely affected by laws or regulations regarding their business, products or service offerings, this could result in a material and adverse effect on our business, financial condition and results of operations.

In addition, many of our potential customers will require that our products be designed to interface with their customers' existing networks, each of which may have different specifications, utilize multiple protocol standards and contain multiple generations of products from different vendors. If our products cannot operate in such an environment, they may not achieve market acceptance and our ability to generate revenue would be seriously impaired.

THE BROADBAND ACCESS SOLUTIONS MARKET IS HIGHLY CYCLICAL.

We are engaged in the broadband access solutions industry, which is cyclical and subject to rapid technological change. Recently, the industry has begun to emerge from a significant downturn characterized by diminished product demand, accelerated erosion of prices and excess production capacity. The most recent downturn was and future downturns in the industry may be severe and prolonged. Future downturns in the broadband communications industry, or any failure of this industry to fully recover from its most recent downturn, could seriously impact our business plan. This industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products in future periods.

IF WE DO NOT DEVELOP OR ACQUIRE AND INTRODUCE NEW AND ENHANCED PRODUCTS ON A TIMELY BASIS, OUR PRODUCTS MAY BE RENDERED OBSOLETE.

The markets for our broadband access communication products are characterized by rapidly changing technology. The introduction of products by others based on new or more advanced technologies could render our products obsolete and unmarketable. Therefore, our ability to build on our existing technologies and products to develop and introduce new and enhanced products in a cost effective and timely manner will be a critical factor in our ability to grow and compete. We cannot assure you that we will develop new or enhanced products successfully and in a timely manner. Further, we cannot assure you that the market will accept new or enhanced products. Our failure to develop new or enhanced products, including our failure to develop or acquire the technology necessary to do so, would have a material adverse effect on our business.

IF OUR COMPETITORS INTRODUCE BETTER OR CHEAPER PRODUCTS, OUR PRODUCTS MAY NOT BE PROFITABLE TO SELL OR TO CONTINUE TO DEVELOP.

The business in which we engage is highly competitive. Advances in technology, product improvements and new product introductions, as well as marketing and distribution capabilities, and price competition

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influence success. Failure to keep pace with product and technological advances could adversely affect our competitive position and prospects for growth. Our products compete with those being offered by larger, traditional computer industry participants who have substantially greater financial, technical, marketing and manufacturing resources than us. We cannot assure you that we will be able to compete successfully against these competitors or that competitive pressures faced by us would not adversely affect our business or operating results.

THERE MAY BE SIGNIFICANT LIMITATIONS TO THE UTILIZATION OF NET OPERATING LOSSES TO OFFSET FUTURE TAXABLE INCOME.

We estimate that we have a net operating loss carry-forward (NOL) of approximately $23 million, which will be available to offset future U.S. taxable income subject to limitations under Section 382 of the Internal Revenue Code pertaining to changes in stock ownership. TTR Ltd., the Company's wholly owned Israeli subsidiary, has a net operating loss carryforward of approximately $6 million available to offset future taxable income in Israel. No assurance can be provided that under prevailing law all, or even any part, of the NOL will be available to offset future income.

                          RISKS CONCERNING OUR PRODUCTS

OUR QOSTREAM PRODUCT LINE REMAINS SUBJECT TO SIGNIFICANT UNCERTAINTY AND MAY NOT BE ACCEPTED IN THE MARKETPLACE.

Our QoStream products are designed to deliver broadband access over a deployed FTTP system. Certain of these products have been delivered to prospective customers for their evaluation and since June 2005 there have been limited commercial deployments. These products have not been commercially proven in their current form.

The market for products related to broadband access is characterized by uncertain user and customer requirements, and the emergence of new communications standards and practices. Each of these characteristics could impact our QoStream product line and prospective products, intellectual property and system designs. Our success is subject to the risks that:

o    our products are found to be ineffective for the intended purposes;

o the products are uneconomical to manufacture or market or do not achieve broad market acceptance; and

o third parties hold proprietary rights that preclude us from marketing our products.

Significant undetected errors or delays in new products or releases may affect market acceptance of our products. There can be no assurance that, despite extensive testing, errors will not be found in our initial QoStream products or subsequent releases after the commencement of commercial shipments, resulting in loss of customers or failure to achieve market acceptance. In addition, the technologies utilized in our QoStream product line will need to be compatible with a broad array of disparate technologies in order to be interoperable with other products routinely used in the broadband communications industry such as routers, switches and operating systems. Without compatibility, we may not achieve market acceptance or demand for our proposed products within our target base of customers because they will not inter-operate with many of the applications the target customers currently use.

WE WILL RELY ON THIRD PARTIES TO PROVIDE CERTAIN COMPONENTS FOR OUR PRODUCTS. IF OUR VENDORS FAIL TO DELIVER THEIR PRODUCTS IN A RELIABLE, TIMELY AND COST-EFFICIENT MANNER, OUR BUSINESS WILL SUFFER.

We expect to depend on relationships with third parties such as contract manufacturing companies, chip design companies and others who may be sole source providers of key, leading edge technology components critical for our proposed products. If these service providers or other providers of exclusive proprietary technology do not produce these components on a timely basis, if the components do not meet our specifications and quality control standards, or if the components are otherwise flawed, we may have to delay product delivery, or recall or replace unacceptable products. In addition, such failures could damage our reputation and could adversely affect our operating results. As a result, we could lose potential customers and any revenues that we may have at that time may decline dramatically.

WE MAY NOT BE ABLE TO MEET OUR PRODUCT DEVELOPMENT OBJECTIVES OR MARKET EXPECTATIONS.

Our product development and enhancement efforts are inherently difficult to manage and keep on schedule and there can be no assurance that we will be able to meet our development objectives or to meet market expectations. In addition to development delays, we may experience substantial cost overruns in completing development of our products. Our QoStream products may contain undetected flaws. There can be no assurance that, despite testing by us and by potential customers, flaws will not be found in our QoStream products, resulting in loss of or delay in market acceptance. We may be unable, for technological or other reasons, to develop and introduce our products in a timely manner in response to changing customer requirements. Further, there can be no assurance that a competitor will not introduce similar products. The introduction by a competitor of either similar products or a superior alternative may diminish our technological advantage, render our products and technologies partially or wholly obsolete, or require substantial re-engineering of these products in order to become commercially acceptable. Our failure to maintain our product development schedules, avoid cost overruns and undetected errors or introduce products that are superior to competing products would have a materially adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT INTELLECTUAL PROPERTY INHERENT IN OUR PRODUCTS AGAINST THIRD-PARTY INFRINGEMENTS OR CLAIMS OF INFRINGEMENT.

Under the Development and Licensing Agreement, we and Lucent jointly hold the rights to any intellectual property developed in the course of the development of the technologies underlying our QoStream products. Lucent owns the rights to pre-existing Lucent technologies included in any product that we market. The failure to protect these intellectual property rights may result in a loss of the right to use these technologies. We plan to rely on patent, trade secret, trademark and copyright law to protect these intellectual property rights. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, there can be no assurance that any patents will be issued pursuant to any patent application or that patents issued pursuant to such application will not be invalidated, circumvented or challenged. Moreover, there can be no assurance that the rights granted under any such patents will provide competitive advantages to us or be adequate to safeguard and maintain our proprietary rights. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventor's rights agreements with our current and future strategic partners and employees. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Some of our intellectual property includes technologies and processes that may be similar to the patented technologies and processes of third parties. If we do not adequately secure our freedom to use our technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation or be enjoined from using such intellectual property. If we are found to be infringing third-party patents, we do not know whether we will be able to obtain licenses to use such patents on acceptable terms, if at all. While we are not currently engaged in any material intellectual property disputes or litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation concludes favorably for our company.

LUCENT IS NOT INDEMNIFYING US FOR THIRD-PARTY PATENT OR COPYRIGHT INFRINGEMENT CLAIMS RELATING TO LUCENT TECHNOLOGY CONTAINED IN OUR PRODUCTS AND ANY SUCH SUIT OR CLAIM COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR BUSINESS.

Our initial products as well as further applications will include various and complex technologies, some of which are solely owned by Lucent. While Lucent has represented to us that it has not received any notice of a claim of infringement of any patent, copyright or other intellectual property right of a third party with reference to the technologies or other material or information included or to be incorporated into our contemplated initial products, and that, to the best knowledge and belief of its employees actually involved in the work contemplated by the Development and Licensing Agreement such technologies or information or other materials do not infringe on any patent, copyright, or other proprietary rights of a third party, no assurance can be given that we will not be subject to intellectual property infringement claims that are costly to defend and that could limit our ability to market and sell our proposed products. Lucent is under no obligation to indemnify us in the event of such suit. We did not perform a technical due diligence investigation relating to the technologies included or to be included in our contemplated products.

The broadband access solutions field is characterized by significant patent infringement litigation. We could be subject to litigation alleging infringement of a third party's right. Litigation could be expensive, lengthy and disruptive to management's attention and detract resources from normal business operations. Adverse determinations could prevent us from manufacturing or selling our proposed products or any future derivative products. It may also subject us to significant liabilities and require that we seek licenses from third parties. In such case, no assurance can be furnished that licenses will be available on commercially reasonable terms, if at all, from any third party that asserts intellectual property claims against us. Any inability to obtain third party licenses required to manufacture or sell our proposed or derivative products could materially adversely affect our business and its prospects.

              RISKS CONCERNING THIS OFFERING AND CAPITAL STRUCTURE

THIS OFFERING MAY HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF OUR COMMON
STOCK.

This Prospectus relates to the sale or distribution of up to 17,486,723 shares of Common Stock by the selling security holders. We will not receive any proceeds from these sales and have prepared this Prospectus principally in order to meet our contractual obligations to some of the selling security holders. The sale of this block of stock, or even the possibility of its sale, may adversely affect the trading market for our Common Stock and reduce the price available in that market.

FUTURE SALES OF COMMON STOCK OR OTHER DILUTIVE EVENTS MAY ADVERSELY AFFECT PREVAILING MARKET PRICES FOR OUR COMMON STOCK.

As of August 31, 2005, we had 75 million authorized shares of Common Stock, of which 20,953,698 shares of our Common Stock were issued and outstanding as of such date. Our board of directors has the authority, without further action or vote of our stockholders, to issue all or a part of any authorized but unissued shares of our Common Stock. Such stock issuances may be made at a price which reflects a discount from the then-current trading price of our Common Stock. In addition, in order to raise capital that we need at today's stock prices, we would likely need to issue securities which are convertible into or exercisable for a significant number of shares of our Common Stock. These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote, and might dilute the book value of our Common Stock. You may incur additional dilution of net tangible book value if holders of stock options or warrants, whether currently outstanding or subsequently granted, exercise their options or warrants to purchase shares of our Common Stock.

We currently have a concurrent offering of shares of our Common Stock that will have a dilutive effect on any purchaser of shares under this Prospectus and the Registration Statement of which it is a part. A registration statement on Form SB-2 (SEC File Number 333-120771) covers sales by selling shareholders of shares issued or issuable upon conversion of shares of our 7% Series A Convertible Preferred Stock ("Series A Preferred Stock"), described more fully in the section "Description of Capital Stock" below, as well as shares issuable upon exercise of certain other warrants and options included therein. As of August 31, 2005, there were approximately 12.4 million shares of our Common Stock reserved for issuance upon (i) the conversion of our outstanding Series A Preferred Stock and in payment of dividends thereon, (ii) upon exercise of warrants (the "Series A Warrants") issued in connection with our Series A Preferred Stock or as additional shares issuable to the holders of our Series A Preferred Stock or the Series A Warrants as liquidated damages as contemplated by our agreements with these holders and (iii) upon exercise of warrants issued to certain persons as compensation in connection with the placement of the Series A Preferred Stock. Our Series A Preferred Stock is convertible into our Common Stock at a conversion price of $0.75 per share, and the Series A Warrants are exercisable at prices of $1.50 and $2.50 per share. Each of the Series A Warrants contains limited cashless exercise provisions which, under certain circumstances, would permit the holders to exercise the Series A Warrants without paying the exercise price in cash. Additionally, that registration statement includes an additional 428,812 shares issuable upon exercsie of warrants that are unrelated to the Series A Preferred Stock. The shares included in such registration statement that was previously filed are not covered by this Prospectus or the Registration Statement of which it is a part.

In April and May 2005, we issued 77,650 shares of our Series B Preferred Stock. As of August 31, 2005, there were approximately 17.3 million shares of our Common Stock reserved for issuance upon the conversion of our Series B Preferred Stock, in payment of dividends on our Series B Preferred Stock, upon exercise of the Series B Warrants or as compensation warrants issued in connection thereunder.

The shares of Common Stock issuable upon conversion of our Series B Preferred Stock and our Series A Preferred Stock and exercise of the Series B Warrants and Series A Warrants or the other warrants included in the concurrently effective registration statement will be saleable without restriction immediately upon issuance. The conversion or exercise of any Series B Preferred Stock or Series A Preferred Stock or Series A Warrants or Series B Warrants would dilute the interest in our Company represented by each share of Common Stock and may adversely affect the prevailing market price of our Common Stock.

Further, in August 2004, we secured from an institutional investor a $6 million equity line (the "Equity Line") on which we can draw from time to time during a 24 month period following the effectiveness of a separate registration statement, subject to certain conditions. The Equity Line allows us to sell up to $6 million of Common Stock at 98% of the then current market price, but in no event at less than $2.00 per share. We also issued to the equity line investor five year warrants to purchase up to 333,333 shares of Common Stock at a per share exercise price of $2.00. These warrants are subject to cashless exercise following the first anniversary of issuance if at the time of exercise there is no effective registration statement in effect covering the resale of these shares. We intend to file a separate registration statement covering the Common Stock issuable pursuant to the Equity Line by a date that is not earlier than the 90th day following the effective date of the Registration Statement of which this Prospectus is a part (nor later than the 120th day after such date). The shares of Common Stock issuable upon our drawing down on the Equity Line and exercise of the warrant will be saleable without restriction immediately upon issuance. The issuance of Common Stock upon our drawing down on the Equity Line or exercise of the warrant would further dilute the interest in our company represented by each share of Common Stock and may adversely affect the prevailing market price of our Common Stock.

OUR BOARD OF DIRECTORS' RIGHT TO AUTHORIZE THE ISSUANCE OF ADDITIONAL SHARES OF PREFERRED STOCK COULD ADVERSELY IMPACT THE RIGHTS OF HOLDERS OF OUR COMMON STOCK.

Our board of directors currently has the right to designate and authorize the issuance up to 4,863,500 shares of our preferred stock, in one or more series, with such voting, dividend and other rights as our directors may determine. The board of directors can designate new series of preferred stock without the approval of the holders of our Common Stock. The rights of holders of our Common Stock may be adversely affected by the rights of any holders of shares of preferred stock that may be issued in the future, including without limitation dilution of the equity ownership percentage of our holders of Common Stock and their voting power if we issue preferred stock with voting rights. Additionally, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock.

Further, our board of directors and our shareholders have approved at our 2005 annual stockholders meeting a proposal granting to our Board of Directors the authority to effect a reverse stock split of our issued and outstanding Common Stock in the range of 1:3 to 1:6, at the Board's discretion solely for the purpose of qualifying for quotation of the Nasdaq National Market, the SmallCap Market or the American Stock Exchange and only following satisfaction of all listing requirements but for the minimum per share price. The Board of Directors may exercise this authority at any time or before the date of our 2006 annual meeting of stockholders. The Board of Directors also has the authority not to effect the reverse split in such timeframe. If effected, the reverse stock split would result in a reduction in the number of shares of our Common Stock issued and outstanding and an associated increase in the number of authorized shares which would be unissued and available for future issuance after the reverse stock split. Such shares could be used for any proper corporate purpose including, among others, future financing transactions.

OUR STOCK PRICE IS VOLATILE.

The trading price for our Common Stock has been volatile. The price has changed dramatically over short periods, including changes of over 50% percent in a single day. An investment in our Common Stock is subject to such volatility and, consequently, is subject to significant risk.

ADDITIONAL BURDENS IMPOSED UPON BROKER-DEALERS BY THE APPLICATION OF THE "PENNY STOCK" RULES TO OUR COMMON STOCK MAY LIMIT THE MARKET FOR OUR COMMON STOCK.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current prices and volume information with respect to transactions in such securities are provided by the exchange or system). If our Common Stock continues to be offered at a market price less than $5.00 per share, and does not qualify for any exemption from the penny stock regulations, our Common Stock will continue to be subject to these additional regulations relating to low-priced stocks.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules.

The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of our Common Stock and our shareholders' ability to sell our Common Stock in the secondary market.

                           FORWARD-LOOKING STATEMENTS

This Prospectus contains certain financial information and statements regarding our operations and financial prospects of a forward-looking nature. Any statements contained in this Prospectus, which are not statements of historical fact, may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as, "may", "will", "intend", "expect", "believe", "anticipate", "could", "estimate", "plan" or "continue" or the negative variations of those words or comparable terminology are intended to identify forward-looking statements. We make forward-looking statements in this Prospectus, regarding, among other items:

o statements regarding our overall strategy relating to the design, development, implementation and marketing of our proposed products;

o statements regarding the plans and objectives of our management for future operations and the size and nature of the costs we expect to incur and the people and services we may employ;

o statements regarding the future of broadband access solutions and opportunities therein, our competition or regulations that may affect us;

o    statements regarding our ability to compete with third parties;

o any statements using the words "anticipate," "believe," "estimate," "expect," "intend," "may," "will," "should," "expect," "plan," "predict," "potential," "continue" and similar words; and

o    any statements other than historical fact.

There can be no assurance of any kind that such forward-looking information and statements will be reflective in any way of our actual future operations and/or financial results, and any of such information and statements should not be relied upon either in whole or in part in connection with any decision to invest in the shares. There are a number of important factors that could cause actual events or our actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth above under the caption "Risk Factors" included in this Prospectus and other factors expressed from time to time in our filings with the Securities and Exchange Commission ("SEC"). We do not undertake to update any forward-looking statements.

                                 USE OF PROCEEDS

The selling stockholders will receive the net proceeds from sales of the shares of Common Stock included in this Prospectus. We will not receive any proceeds from the sale of Common Stock by the selling stockholders.

Assuming all of the warrants for which the underlying shares of Common Stock that are covered by this Prospectus are exercised for cash, we will receive approximately $7.34 million in cash proceeds (before deducting fees and commission). However, the holders of these warrants have cashless exercise provisions that become effective under certain conditions and if these warrants are exercised by the cashless exercise provision, we will not receive any cash proceeds from the exercise of those warrants.

           DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS

PRIVATE PLACEMENT OF THE SERIES B PREFERRED STOCK

Pursuant to the Securities Purchase Agreement dated as of April 26, 2005 (the "Series B Securities Purchase Agreement") with each of the holders of the Series B Preferred Stock, on April 26, 2005 and May 10, 2005 we raised aggregate gross proceeds of $7.765 million from the private placement of 77,650 shares of our Series B Preferred Stock. In connection with the issuance of the Series B Preferred Stock, we issued to the holders of the Series B Preferred Stock five-year warrants to purchase up to approximately 3.8 million shares of our Common Stock at an exercise price of $1.50 per share (collectively the "Series B Warrants").

The rights and preferences of the Series B Preferred Stock are set forth in a Certificate of Designations of Rights and Preferences that we filed with the Secretary of State of the State of Delaware on April 20, 2005. The following is a summary of its principal rights and preferences. Each share of Series B Preferred Stock has a stated value of $100 and is convertible into shares of Common Stock at an initial conversion price of $1.01 per share, subject to adjustment in the event of certain capital adjustments or similar transactions, such as a stock split or merger. Dividends at the rate of 8% per annum are payable on a bi-annual basis, the first scheduled dividend payment date being December 31, 2005, and on conversion and may be paid, at our option, either in cash or in shares of Common Stock at a rate equal to 90% of the 5 day volume weighted average price of the Company's Common Stock ending on the trading day immediately preceding the dividend payment date. The option to pay dividends in shares of our Common Stock, however, is subject to the condition that the issuance of such shares of Common Stock to the holder cannot result in such holder and its affiliates beneficially owning more than 4.99% of the shares of our Common Stock outstanding immediately after such issuance (this limitation is further discussed below in this section). If not converted earlier, the Series B Preferred Stock will automatically convert on the fifth anniversary of issuance into shares of Common Stock at the conversion price then in effect.

The Series B Warrants are exercisable at any time from earlier of (i) the date which is six (6) months after the effective date of the Registration Statement of which this Prospectus is a part or (ii) the first anniversary of their issuance. The exercise prices for each of the Series B Warrants are subject to adjustment if there are certain capital adjustments or similar transactions, such as a stock split or merger. Holders are entitled to exercise their Series B Warrants on a "cashless" basis following the first anniversary of issuance if the Registration Statement is not in effect at the time of exercise. If the holder elects the cashless exercise option, it will receive a lesser number of shares and we will not receive any cash proceeds from that exercise. The lesser number of shares which the holder will receive is determined by a formula that takes into account the closing bid price of our Common Stock on the trading day immediately before the warrant exercise. That closing price is multiplied by the full number of shares for which the Series B Warrant is then being exercised. That result is reduced by the total exercise price the holder would have paid for those shares if it had not elected a cashless exercise. The number of shares actually issued under the cashless exercise option is equal to the balance amount divided by the closing price referred to above.

The terms of the Series B Preferred Stock and Series B Warrants specify that the beneficial owner can convert Series B Preferred Stock or exercise Series B Warrants in accordance with their respective terms by giving notice to us. However, the holder may not convert Series B Preferred Stock or exercise Series B Warrants to the extent that such conversion or exercise would result in such owner and its affiliates beneficially owning more than 4.99% of our stock then outstanding (after taking into account the shares of our Common Stock issuable upon such conversion or warrant exercise). If the holder then disposes of some or all of its holdings, it can again convert its preferred stock or exercise its warrant.

Pursuant to the Series B Securities Purchase Agreement and a registration rights agreement we entered into with the purchasers of the Series B Preferred Stock at the same time (the "Series B Registration Rights Agreement"), we are obligated initially to register under the Act the number of shares issuable on conversion in full of the Series B Preferred Stock outstanding plus dividends thereon accrued through the fifth anniversary of the issuance thereof and the number of shares of Common Stock issuable upon exercise of the Series B Warrants, as well as our good faith estimate of certain additional shares we might have to issue to certain selling shareholders. Some of those additional shares would be issuable if we file the Registration Statement of which this Prospectus is a part or if its effective date are later than the dates specified in the Series B Registration Rights Agreement, or if, after the effective date, the shareholder's right to sell under the registration statement is suspended for periods in excess of those specified in the Series B Registration Rights Agreement. Other shares we might be required to issue to such selling stockholder would be based on adjustments to the conversion price of the unconverted preferred stock and/or to the number of shares covered by its unexercised warrants in the event that, on or prior to the first anniversary of the effective date of the Registration Statement of which this Prospectus forms a part, we subsequently offer or issue securities at a purchase price or conversion price lower than the conversion price then in effect or issue warrants having an exercise price below the exercise price of the warrants held by the selling stockholder. We are also obligated to keep the Registration Statement of which this Prospectus forms a part effective until the earlier of the date on which the holders may sell without restriction all shares registered on their behalf under this Prospectus under Rule 144 promulgated under the Act, or the date on which such holders no longer own any of those shares.

Pursuant to an agreement with the placement agent for the Series B Preferred Stock transaction, we are also registering 1,153,220 shares of Common Stock that may become issuable upon exercise of warrants issued to the placement agent or its designees, pursuant to which (i) 768,814 shares are issuable at a per share exercise price of $1.01 and (ii) 384,406 shares are issuable at a per share exercise price of $1.50. These warrants, each having an expiration date of approximately five years from the closing, were issued as compensation in connection with the placement of 77,650 shares of our Series B Preferred Stock. These warrants are otherwise exercisable on substantially the same terms and conditions as the Series B

Warrants. We are also registering an additional 115,323 shares of Common Stock representing our current good faith estimate of additional shares that we might be required to issue in respect of these warrants based on adjustments to the number of shares covered thereby in the event that, on or prior to the first anniversary of the effective date of the Registration Statement, we subsequently offer or issue securities at a purchase price or conversion price lower than $1.01 per share or warrants either (i) having an exercise price below the exercise price of the Warrants or (ii) exercisable for more shares, on a proportionate basis, than the number of shares of Common Stock issuable upon exercise of such compensation warrants.

In the Series B Securities Purchase Agreement, we have agreed that if we enter into any offer or sale of our Common Stock (or securities convertible into Common Stock) with any third party (a "Series B New Transaction") without the prior consent of a majority in interest of the holders of the then outstanding Series B Preferred Stock on any date which is earlier than first anniversary of the effective date of the Registration Statement in which the (i) lowest per share purchase price contemplated thereunder or the lowest conversion price which would be applicable under the terms of such Series B New Transaction is below the initial conversion price and/or (ii) the lowest exercise price of any warrants issued thereunder is lower than the initial exercise prices of the Series B Warrants (such transaction being a "Series B Lower Price Transaction"), then the terms of any unconverted share of Series B Preferred Stock shall be modified to adjust the relevant conversion price in such Series B Preferred Stock or the terms of any unexercised Series B Warrants shall be modified to adjust the relevant warrant exercise price, or the number of warrant shares to be equal to that provided in the transaction as so consummated. In addition, if during such period we enter into any offer or sale of our Common Stock (or securities convertible into Common Stock), whether or not a Series B Lower Price Transaction, we are required to incorporate in the selling shareholders' agreements or instruments the terms, if any, from the instruments relating to such transaction which are more beneficial to the investors.

The foregoing restrictions will not apply to the issuance of securities (a) in connection with the exercise of conversion or other rights under documents executed and transactions consummated prior to April 22, 2005, (b) pursuant to any of our existing employee or non-employee directors stock option plans, and
(c) pursuant to certain transactions with any of our strategic partners (as defined in the Series B Securities Purchase Agreement).

Under the Series B Registration Rights Agreement, we will be obligated to pay liquidated damages to the holders of Series B Preferred Stock if the Registration Statement is suspended for more than certain permitted periods. The permitted suspension periods are any one or more periods during any consecutive 12-month period aggregating not more than 50 days, but each period shall neither be for more than 20 days nor begin less than 10 days after the preceding suspension period ended (the date any such suspension commences, beyond such permitted restrictions, is referred to as a "Series B Restricted Sale Date"). The amount that we must pay to the holders of the Series B Preferred Stock in payment of the liquidated damages after a Series B Restricted Sale Date will be 1% of the sum of (X) the stated value of all Series B Preferred Stock not yet converted and (Y) the stated value of such preferred stock converted within the preceding 30 days but not yet sold for any 30-day period (and pro rata for any such period which is less than 30 days). The Series B Preferred Stock holders have the right to have these liquidated damages paid in shares of Common Stock (valued at the conversion price).

Each of our officers and directors has signed an agreement with us limiting the number of shares of Common Stock beneficially owned by him that he can sell during certain periods of time (the "Principal's Agreement"). The obligation of each officer and director under his Series B Principal's Agreement is separate from the obligation of each other officer and director under his Series B Principal's Agreement. Each Series B Principal's Agreement provides that, without the prior consent of a majority in interest of the holders of the Series B Preferred Stock in each instance, the officer or director will not sell or otherwise transfer or offer to sell or otherwise transfer any shares of Common Stock directly or indirectly held by him at any time prior to 90 days after the effective date of the Registration Statement (plus any days during which the Registration Statement is suspended, if any). An exception to this limitation is a private transaction in which the transferee agrees to be bound by the Principal's Agreement; in that case the transferee would be bound by the terms of this agreement

We obtained the consent and waiver of a majority-in-interest of the Series A Preferred Stock to the placement of the Series B Preferred Stock. The procurement of such consent and waiver precluded the re-setting of the price per share of certain warrants issued in connection with the placement of such Series A Preferred Stock from the currently effective per share exercise price of $2.50. For a discussion of the rights of the Series A Preferred Stock and the associated warrants issued in connection therewith, please refer to the discussion ion this Prospectus under the caption "DESCRIPTION OF CAPITAL STOCK-- SERIES A PREFERRED STOCK."

Reference is made to the Certificate of Designations of Series B Preferred Stock, the form of Series B Warrant, the Series B Securities Purchase Agreement, the Series B Registration Rights Agreement and the form of Series B Principal's Agreement filed as exhibits to our Current Report on Form 8-K that was filed on April 28, 2005 for more complete description of the complex provisions that are summarized under this caption.

All of the securities issued in the private placement of the Series B Preferred Stock described above were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act or under Regulation D thereunder. The recipients of securities in each such transaction represented to us that they were acquiring the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In each case, we believe the recipients were all "accredited investors" within the meaning of Rule 501(a) of Regulation D under the Securities Act or had such knowledge and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in our Common Stock. All recipients had adequate access to information about our company. None of the transactions described above involved general solicitation or advertising.

SELLING STOCKHOLDER WITH PIGGY BACK REGISTRATION RIGHTS

Finally, we are also registering 150,000 shares issuable upon exercise of warrants with piggy-back registration rights. These warrants are held by the Double U Master Fund, one of the purchasers of the Series B Preferred Stock, and these warrants were issued to such holder on April 11, 2005 in connection with a working capital loan made by such holder to the Company. The loan obligations were repaid in April 2005 from the proceeds of the placement of the Series B Preferred Stock. The warrant, which becomes first exercisable on the sixth month following issuance, is exercisable through April 30, 2010, had an initial per share exercise price of $2.50. By its terms, the exercise price of the warrant is subject to adjustment in the event of certain capital adjustments or similar transactions, such as a stock split or merger or, under certain circumstances (including obtaining appropriate consent of certain other parties), if prior to the expiration of six months from the closing date of the loan, the Company issues warrants having a lower exercise price to investors in a subsequent financing transaction. The holder of this warrant is entitled to exercise the warrant on a cashless basis at any time following the first anniversary of its issuance if, at the time of exercise, there is no effective registration statement covering the resale of the shares of Common Stock issuable upon exercise of such warrant. If the holder elects the cashless exercise option, it will receive a lesser number of shares and we will not receive any cash proceeds from that exercise. The lesser number of shares which the holder will receive is determined by a formula that takes into account the closing bid price of our Common Stock on the trading day immediately before the warrant exercise. That closing price is multiplied by the full number of shares for which the Series B Warrant is then being exercised. That result is reduced by the total exercise price the holder would have paid for those shares if it had not elected a cashless exercise. The number of shares actually issued under the cashless exercise option is equal to the balance amount divided by the closing price referred to above.

The terms of these warrants specify that the beneficial owner may not exercise these warrants to the extent that such conversion or exercise would result in such owner and its affiliates beneficially owning more than 4.99% of our stock then outstanding (after taking into account the shares of our Common Stock issuable upon such conversion or warrant exercise). If the holder then disposes of some or all of its holdings, it can again convert exercise these warrants.

Upon the consummation of the placement of the Series B Preferred Stock, the per share exercise price of the warrant was reduced to $1.50 in accordance with the provisions of the agreements with such selling stockholder.

Reference is made to the loan documents, the promissory note issued thereunder, the security agreement and the warrant, each of which is attached hereto as an exhibit to our Current Report on Form 8-K that was filed on April 5, 2005 for more complete description of the warrant.

The securities issued in the transaction described above were issued without registration under the Securities Act in reliance upon the exemption provided in
Section 4(2) of the Securities Act or under Regulation D thereunder. The recipients of securities in each such transaction represented to us that they were acquiring the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In each case, we believe the recipients were all "accredited investors" within the meaning of Rule 501(a) of Regulation D under the Securities Act or had such knowledge and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in our Common Stock. All recipients had adequate access to information about our company. None of the transactions described above involved general solicitation or advertising.

We are obligated to keep the Registration Statement of which this Prospectus forms a part effective until the earlier of the date on which the holders may sell without restriction all shares registered on their behalf under this Prospectus under Rule 144 promulgated under the Act, or the date on which such holders no longer own any of those shares.

                              SELLING STOCKHOLDERS

The following table sets forth the shares that are to our knowledge beneficially owned, as of August 31, 2005, by the selling stockholders prior to the offering contemplated by this Prospectus, the number of shares each selling stockholder is offering by this Prospectus and the number of shares which each would own beneficially if all such offered shares are sold. The selling stockholders acquired their beneficial interests in the shares being offered hereby in private placements in which each such selling stockholder advised us that it purchased the relevant securities solely for investment and not with a view to or for resale or distribution of such securities. For a fuller description of these transactions, see the discussion in this Prospectus under the caption "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities currently owned or for which the selling stockholder has the right to acquire within 60 days. Additionally, each of the selling stockholders is subject to certain limitations on the conversion of its preferred stock and the exercise of its warrants. These limitations provide that the conversion of the Series B Preferred Stock is first available on the earlier of 65 days after such preferred stock was originally issued or the effective date of the registration statement of which this Prospectus is a part. The exercise right of the Series B Warrants is first available six months after of the effective date of the registration statement of which this Prospectus is a part. The other significant limitation is that such selling stockholder may not convert its preferred stock or exercise its warrants, if such conversion or exercise would cause such holder's beneficial ownership of our Common Stock (excluding shares underlying any of their unconverted preferred or unexercised warrants) to exceed 4.99% of the outstanding shares of Common Stock immediately after the conversion or exercise. (If the holder subsequently disposes of some or all of its holdings, it can again convert its debenture or exercise its warrant, subject to the same limitation). Also, the table below also includes the number of shares which might be issuable on the occurrence of certain events, such as the accrual of dividends, which have not yet occurred and may not occur. Therefore, although they are included in the table below, the number of shares of Common Stock for some listed persons may include shares that are not subject to purchase during the 60-day period.

                                                                            COMMON STOCK TO BE
                                                                            BENEFICIALLY OWNED IF
                                                                            ALL SHARES OFFERED
                                    NUMBER OF          SHARES OFFERED       HEREUNDER ARE SOLD
                                    SHARES OWNED       PURSUANT TO THIS     ---------------------
SELLING STOCKHOLDER                 BEFORE OFFERING    PROSPECTUS           SHARES        PERCENT
-------------------                 ---------------    ----------------     ------        -------
DOUBLE U MASTER FUND, L.P.             3,253,960          3,253,960(1)         --              *

RHP MASTER FUND, LTD.                  2,898,509          2,069,308(2)       899,201         3.8

MELTON MANAGEMENT LTD.                 4,455,215          1,392,646(3)     3,062,569         4.9

TRUK OPPORTUNITY FUND, LLC               972,574            972,574(4)         --              *

ALPHA CAPITAL AG                         872,724            827,724(5)         --              *

WHALEHAVEN CAPITAL FUND LIMITED          920,527            620,793(6)       299,734         1.4

DKR SOUNDSHORE OASIS HOLDING           1,035,994            620,793(7)       415,201         1.9
FUND LTD.

BASSO MULTI-STRATEGY HOLDING             745,486            579,406(8)       166,080           *
FUND LTD.

LEVI SCHAPIRA                            569,060            569,060(9)         --              *

NOTZER CHESED                            614,932            521,465(10)       93,467           *

BASSO PRIVATE OPPORTUNITY                496,768            455,248(11)       41,520           *
HOLDING FUND LTD.

                                                                            COMMON STOCK TO BE
                                                                            BENEFICIALLY OWNED IF
                                                                            ALL SHARES OFFERED
                                    NUMBER OF          SHARES OFFERED       HEREUNDER ARE SOLD
                                    SHARES OWNED       PURSUANT TO THIS     ---------------------
SELLING STOCKHOLDER                 BEFORE OFFERING    PROSPECTUS           SHARES        PERCENT
-------------------                 ---------------    ----------------     ------        -------
BRIDGES & PIPES LLC                      829,063            413,862(12)      415,201           *

WAYNE SAKER                              206,931            206,931(13)        --              *

TRUK INTERNATIONAL FUND, LP               62,079             62,079(14)        --              *

GRYPHON MASTER FUND, LP                2,090,000          2,090,000(15)        --              *

GSSF MASTER FUND, LP                   1,045,000          1,045,000(16)        --              *

CORDILLERA FUND, LP                      517,329            517,329(17)        --              *

POND EQUITIES                          1,076,313          1,076,313(18)        --              *

JESSE B SHELMIRE                          96,116             96,116(19)        --              *

SCOTT R. GRIFFITH                         96,114             96,114(20)        --              *

* Less than 1%

(1) Represents (A) (i) 1,485,149 shares of Common Stock issuable upon conversion of 15,000 shares of our Series B Preferred Stock, together with additional shares of Common Stock issuable in respect of dividends thereon accrued through the fifth anniversary of issuance ("Series B Dividend Shares") in the aggregate amount of 594,059 shares; (ii) 742,574 shares issuable upon the exercise of Series B Warrants issued in connection with the Series B Preferred Stock; and
(iii) 282,178 shares of Common Stock issuable to such selling stockholder representing our current good faith estimate of additional shares that we might be required to issue to such selling stockholder (x) based on adjustments to the conversion price of unconverted preferred stock and/or to the number of shares covered by unexercised warrants in the event that, on or prior to the first anniversary of the effective date of this Registration Statement, we subsequently offer or issue securities at a purchase price or conversion price lower than the then effective conversion price or warrants having an exercise price below the exercise price of the Series B Warrants and (y) as liquidated damages through the projected effective date of this Registration Statement ("Series B Adjustment Shares") and (B) 150,000 shares issuable upon exercise of other currently exercisable warrants. The selling stockholder advised us that it purchased these securities solely for investment and not with a view to or for resale or distribution of such securities and that the natural person having voting or dispositive power over such securities is Isaac Winehouse. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(2) Represents (A) (i) 990,099 shares of Common Stock issuable upon conversion of 10,000 shares of our Series B Preferred Stock together with 396,040 Series B Dividend Shares; (ii) 495,050 shares issuable upon the exercise of Series B Warrants; (iii) 188,119 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities. The selling stockholder is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by the selling stockholder. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner, LLC. The aforementioned entities and individuals disclaim beneficial ownership of the interests owned by the selling stockholder. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(3) Represents (A) (i) 666,337 shares of Common Stock issuable upon conversion of 6,730 shares of our Series B Preferred Stock, together with 266,535 Series B Dividend Shares; (ii) 333,168 shares issuable upon the exercise of Series B Warrants; (iii) 126,604 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities and that the natural person having voting or dispositive power over such securities is Yehuda Breitkopf. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS." The amount reflected under the column titled "Number of Shares Owned Before the Offering" includes 1,405,275 shares referred to on a Schedule 13G filed by such selling stockholder on October 8, 2003.

(4) Represents (i) 465,346 shares of Common Stock issuable upon conversion of 4,700 shares of our Series B Preferred Stock, together with 186,139 Series B Dividend Shares, (ii) 232,673 shares issuable upon the exercise of Series B Warrants; and (iii) 88,416 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities. Michel E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of the selling stockholder, exercise investment and voting control over the securities owned by the selling stockholder. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by the selling stockholder. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(5) Represents (i) 396,040 shares of Common Stock issuable upon conversion of 4,000 shares of our Series B Preferred Stock, together with 158,416 Series B Dividend Shares, (ii) 198,020 shares issuable upon the exercise of Series B Warrants; and (iii) 75,248 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities and that the natural person having voting or dispositive power over such securities are Konrad Ackerman and Kainer Posch. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(6) Represents (A) (i) 297,030 shares of Common Stock issuable upon conversion of 3,000 shares of our Series B Preferred Stock, together with 118,812 Series B Dividend Shares; (ii) 148,515 shares issuable upon the exercise of Series B Warrants; (iii) 56,436 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities and that the natural person having voting or dispositive power over such securities are Evan Schmenaver, Arthur Jones, and Jennifer Kelly. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(7) Represents (A) (i) 297,030 shares of Common Stock issuable upon conversion of 3,000 shares of our Series B Preferred Stock, together with 118,812 Series B Dividend Shares; (ii) 148,515 shares issuable upon the exercise of Series B Warrants; (iii) 56,436 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities. The selling stockholder is a master fund in a master-feeder structure. The selling stockholder's investment manager is DKR Oasis Management Company LP (the "Investment Manager"). Pursuant to an investment management agreement among the selling stockholder, the feeder funds and the Investment Manager, the Investment Manager has the authority to do any and all acts on behalf of the selling stockholder, including voting any shares held by the selling stockholder. Mr. Seth Fischer is the managing partner of Oasis Management Holdings L.L.C., one of the general partners of the Investment Manager. Mr. Fischer has ultimate responsibility for trading with respect to the selling stockholder. Mr. Fischer disclaims beneficial ownership of these shares. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(8) Represents (A) (i) 277,228 shares of Common Stock issuable upon conversion of 2,800 shares of our Series B Preferred Stock, together with 110,891 Series B Dividend Shares; (ii) 138,614 shares issuable upon the exercise of Series B Warrants; (iii) 52,673 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities. Basso Capital Management, L.P. ("Basso") is the Investment Manager to the selling stockholder. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso, and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(9) Represents (i) 272,277 shares of Common Stock issuable upon conversion of 2,750 shares of our Series B Preferred Stock, together with 108,911 Series B Dividend Shares; (ii) 136,139 shares issuable upon the exercise of Series B Warrants; (iii) 51,733 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(10) Represents (A) (i) 249,505 shares of Common Stock issuable upon conversion of 2,520 shares of our Series B Preferred Stock, together with 99,802 Series B Dividend Shares; (ii) 124,752 shares issuable upon the exercise of Series B Warrants; (iii) 47,406 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities and that the natural person having voting or dispositive power over such securities is Abraham Nussbaum. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(11) Represents (A) (i) 217,822 shares of Common Stock issuable upon conversion of 2,200 shares of our

Series B Preferred Stock, together with 87,129 Series B Dividend Shares; (ii) 108,911 shares issuable upon the exercise of Series B Warrants; (iii) 41,386 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities. Basso Capital Management, L.P. ("Basso") is the Investment Manager to the selling stockholder. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso, and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(12) Represents (A) (i) 198,020 shares of Common Stock issuable upon conversion of 2,000 shares of our Series B Preferred Stock, together with 79,208 Series B Dividend Shares; (ii) 99,010 shares issuable upon the exercise of Series B Warrants; (iii) 37,624 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities and that the natural persons having voting or dispositive power over such securities are David Furtis and Michael Crow. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(13) Represents (i) 99,010 shares of Common Stock issuable upon conversion of 1,000 shares of our Series B Preferred Stock having, together with 39,604 Series B Dividend Shares; (ii) 49,505 shares issuable upon the exercise of Series B Warrants; and (iii) 18,812 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(14) Represents (i) 29,703 shares of Common Stock issuable upon conversion of 300 shares of our Series B Preferred Stock, together with 11,881 Series B Dividend Shares; (ii) 14,851 shares issuable upon the exercise of Series B Warrants; and (iii) 5,644 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities. Michel E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of the selling stockholder, exercise investment and voting control over the securities owned by the selling stockholder. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by the selling stockholder. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(15) Represents (i) 1,000,000 shares of Common Stock issuable upon conversion of 10,100 shares of our Series B Preferred Stock, together with 400,000 Series B Dividend Shares; (ii) 500,000 shares issuable upon the exercise of Series B Warrants; and (iii) 190,000 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities and that the natural person having voting or dispositive power over such securities is E.B. Lyon IV. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(16) Represents (i) 500,000 shares of Common Stock issuable upon conversion of 5,050 shares of our Series B Preferred Stock, together with 200,000 Series B Dividend Shares; (ii) 250,000 shares issuable upon the exercise of Series B Warrants; and (iii) 95,000 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities and that the natural person having voting or dispositive power over such securities is Tom C. Davis. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(17) Represents (i) 247,525 shares of Common Stock issuable upon conversion of 2,500 shares of our Series B Preferred Stock, together with 99,010 Series B Dividend Shares; (ii) 123,764 shares issuable upon the exercise of Series B Warrants; and (iii) 47,030 Series B Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities and that the natural persons having voting or dispositive power over such securities are Stephen Caster and James Andrew. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS."

(18) Represents (i) 978,466 shares of Common Stock issuable upon exercise of five-year warrants issued as compensation in connection with the placement of our Series B Preferred Stock and (ii) 97,847 shares of Common Stock issuable to such selling stockholder representing our current good faith estimate of additional shares that we might be required to issue to such selling stockholder based on adjustments to the number of shares covered by its unexercised warrants in the event that, on or prior to the first anniversary of the effective date of this Registration Statement, we subsequently offer or issue securities at a purchase price or conversion price lower than $1.01 per share or warrants having an exercise price below the exercise price of the Series B Warrants held by the selling stockholder. The selling stockholder is a registered broker-dealer, which served as the placement agent in the Series B Preferred Stock transaction described in the section "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS." The natural person having voting or dispositive power over such securities is Ezra Birnbaum.

(19) Represents (i) 87,378 shares of Common Stock issuable upon exercise of five-year warrants issued to the selling stockholder as a designee of Stonegate Securities, Inc., a registered broker-dealer which was the designee of the selling stockholder referred to in footnote 17 above, and (ii) 8,738 shares of Common Stock issuable to such selling stockholder representing our current good faith estimate of additional shares that we might be required to issue to such selling stockholder based on adjustments to the number of shares covered by its unexercised warrants in the event that, on or prior to the first anniversary of the effective date of this Registration Statement, we subsequently offer or issue securities at a purchase price or conversion price lower than $1.01 per share or warrants having an exercise price below the exercise price of the Series B Warrants held by the selling stockholder. The selling stockholder is a principal of Stonegate Securities, Inc.

(20) Represents (i) 87,376 shares of Common Stock issuable upon exercise of five-year warrants issued to the selling stockholder as a designee of Stonegate Securities, Inc., a registered broker-dealer which was the designee of the selling stockholder referred to in footnote 17 above, and (ii) 8,738 shares of Common Stock issuable to such selling stockholder representing our current good faith estimate of additional shares that we might be required to issue to such selling stockholder based on adjustments to the number of shares covered by its unexercised warrants in the event that, on or prior to the first anniversary of the effective date of this Registration Statement, we subsequently offer or issue securities at a purchase price or conversion price lower than $1.01 per share or warrants having an exercise price below the exercise price of the Series B Warrants held by the selling stockholder. The selling stockholder is a principal of Stonegate Securities, Inc.

                              PLAN OF DISTRIBUTION

As used in this Prospectus, stockholders selling our shares pursuant to this Prospectus include donees, pledgees, assignees, successors in interest and other tranferees selling shares received after the date of this Prospectus from a selling stockholder named in this Prospectus.

We have agreed, subject to certain limits, to bear all costs, expenses and fees of registration of the shares of Common Stock offered by the selling stockholders for resale. However, any brokerage commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares of Common Stock will be borne by the selling stockholders selling those shares or by the purchasers of such shares.

Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing: The name of each such selling stockholder and of the participating broker-dealer(s);

o    The number of securities involved;
o    The price at which such securities were sold;
o The commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
o That such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus; and
o    Other facts material to the transaction.

The selling stockholders may use any one or more of the following methods when selling shares:

o    directly as principals;
o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
o an exchange distribution in accordance with the rules of the applicable exchange;
o    privately negotiated transactions;
o    short sales made in compliance with applicable laws and regulations;
o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
o    a combination of any such methods of sale; and
o    any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Act if available, rather than under this Prospectus.

Any sales of the shares may be effected in private transactions or otherwise, and the shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. We believe that the selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect sales through underwriters, brokers, dealers or agents, such firms may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares for whom they may act as agent, principal or both in amounts


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

to be negotiated. Those persons who act as broker-dealers or underwriters in connection with the sale of the shares may be selected by the selling stockholders and may have other business relationships with, and perform services for, us. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Any selling stockholder or broker-dealer who participates in the sale of the shares may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Act. Any commissions received by any underwriter or broker-dealer and any profit on any sale of the shares as principal may be deemed to be underwriting discounts and commissions under the Act.

The anti-manipulation provisions of Rules 101 through 104 of Regulation M under the Securities Exchange Act of 1934, as amended the (the "Exchange Act"), may apply to purchases and sales of shares of Common Stock by the selling stockholders. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the Common Stock. We have advised each selling stockholder that it may not use shares of Common Stock issuable upon conversion of the Convertible Preferred Stock or the Warrants and included in this Registration Statement to cover short sales of Common Stock made prior to the date on which the Registration Statement shall have been declared effective.

Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be able to be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. The NASD members who received their interests as compensation for the placement are subject to NASD Marketplace Rule 2710(g)(1). The maximum amount of compensation to be received by any NASD member or independent broker-dealer for the sale of any securities registered under this prospectus will not be greater than 8% of the gross proceeds from the sale of such securities.

We are required to pay expenses incident to the registration, offering and sale of the shares pursuant to this offering. We estimate that our expenses will be approximately $82,414 in the aggregate. We have agreed to indemnify certain selling stockholders and certain other persons against certain liabilities, including liabilities under the Act or to contribute to payments to which such selling stockholders or their respective pledgees, donees, transferees or other successors in interest may be required to make in respect thereof. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

We are authorized to issue up to 75,000,000 shares of Common Stock. As of August 31, 2005, there were 20,953,698 shares of Common Stock outstanding. Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. Upon the liquidation, dissolution, or winding up of our company, the holders of Common Stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding Common Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

PREFERRED STOCK

We are authorized to issue up to 5,000,000 shares of preferred stock, par value $.001 per share ("Preferred Stock"). As of August 31, 2005, there were 52,500 shares designated as Series A Preferred Stock and 85,000 shares designated Series B Preferred Stock. As of August 31, 2005, there were outstanding approximately 21,500 shares of Series A Preferred Stock and 77,650 shares of Series B Preferred Stock.


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

The Preferred Stock is issuable in series, and in connection with the issuance of any series of Preferred Stock and to the extent now or hereafter permitted by law, our Board of Directors is authorized to fix by resolution the designation of each series, the stated value of the shares of each series, the dividend rate or rates of each series and the date or dates and other provisions respecting the payment of dividends, the provisions, if any, respecting the redemption of the shares of each series and, subject to requirements of law, the voting rights, the terms, if any, upon which the shares of each series shall be convertible into or exchangeable for any other shares of our stock and any other relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of the shares of each series.

SERIES A PREFERRED STOCK

In July 2004, we designated 52,500 of our authorized preferred stock as Series A 7% Convertible Preferred Stock.

As of July 30, 2004, we entered into a Securities Purchase Agreement with certain investors pursuant to which we placed 52,500 of the Series A Preferred Stock on August 9, 2004. In connection with the issuance of the Series A Preferred Stock, we also issued the warrants (the "Series A Warrants") to purchase up to 7 million shares of our Common Stock, of which 3,500,000 shares are issuable at a per share exercise price of $1.50 and 3,500,000 shares are issuable at a per share exercise price of $2.50. The warrants are exercisable through the fifth anniversary of the issuance thereof.We also issued to placement agents warrants to purchase up to 1,400,000 shares of Common Stock that may become issuable upon exercise of warrants, pursuant to which (i) 700,000 shares are issuable at a per share exercise price of $0.75, (ii) 350,000 shares are issuable at a per share exercise price of $1.50 and (iii) 350,000 shares are issuable at a per share exercise price of $2.50.

As part of our issuances of the Series A Preferred Stock and these warrants, we filed with the SEC in November 2004 a registration statement on Form SB-2 for the resale of the Common Stock underlying these securities as well as certain other securities (SEC File Number 333-120771). That registration statement was declared effective in February 2005. Details as to these transactions relating to the Series B Preferred Stock are included in such registration statement.

KEY TERMS OF THE SERIES A PREFERRED STOCK AND SERIES A WARRANTS

Each share of Series A Preferred Stock has a stated value of $100 and is convertible into shares of Common Stock at an initial conversion price of $0.75 per share of Common Stock, subject to adjustment in the event of certain capital adjustments or similar transactions, such as a stock split or merger. All of the warrants become exercisable on the sixth month following issuance. Holders of the Series A Warrants are entitled to exercise their Series A Warrants on a "cashless" basis following the first anniversary of issuance if the Registration Statement is not in effect at the time of exercise. If the holder elects the cashless exercise option, it will receive a lesser number of shares and we will not receive any cash proceeds from that exercise. The lesser number of shares which the holder will receive is determined by a formula that takes into account the closing bid price of our Common Stock on the trading day immediately before the Series A Warrant is exercised. That closing price is multiplied by the full number of shares for which the Series A Warrant is then being exercised. That result is reduced by the total exercise price the holder would have paid for those shares if it had not elected a cashless exercise. The number of shares actually issued under the cashless exercise option is equal to the balance amount divided by the closing price referred to above.

DIVIDENDS

Dividends at the rate of 7% per annum are payable on a bi-annual basis and on conversion and may be


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

paid, at our option, in stock or cash. If we elect to pay dividends in stock, the stock will be valued at the conversion price then in effect. Our right to pay dividends in stock, however, is subject to the following conditions:

o the registration statement, of which this Prospectus forms a part, covering the resale of such shares of Common Stock by the selling security holders must be effective at the time of the issuance of such shares; and

o the issuance of such shares to the holder cannot result in such holder being the beneficial owner of more than 4.99% of the then outstanding shares of our Common Stock.

CONVERSION

Each holder can convert all or any part of its Series A Preferred Stock and each warrant holder can exercise all or part of its Series A Warrant by giving notice to the Company. Each conversion or warrant exercise is subject to the following limitation: the holder may convert the outstanding Series A Preferred Stock or exercise a Series A Warrant up to an amount which would result in the holder being the beneficial owner of no more than 4.99% of our then outstanding shares (after taking into account the conversion or warrant exercise). If the holder then disposes of some or all of its holdings, it can again convert outstanding Series A Preferred Stock or exercise its Series A Warrant.

Unless converted earlier, on the fifth anniversary of issuance the Series A Preferred Stock convert into shares of our Common Stock at the conversion price then in effect (subject to extension under certain circumstances).

REDEMPTION RIGHTS

Under certain circumstances each holder of shares of Series A Preferred Stock has the right to give us a notice requiring us to redeem all or any portion of that holder's shares. Such redemption will be at a


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

redemption price equal to V/CP x M, where "V" means the outstanding stated value plus the accrued and unpaid dividend on such share, "CP" means the conversion price in effect on the date of the redemption notice, and "M" means the average of the closing sale prices for any five (5) trading days (which need not be consecutive) selected by the holder of the shares of Series A Preferred Stock being redeemed.

SERIES B PREFERRED STOCK

In April 2005, we designated 85,000 of our authorized preferred stock as Series B 8% Convertible Preferred Stock. In April and May 2005, we issued in the aggregate 77,650 of the Series B Preferred Stock. As of August 31, 2005, there were outstanding 77,650 shares of the Series B Preferred Stock.

On April and May 2005, we entered into the Series B Securities Purchase Agreement with certain investors pursuant to which we placed 77,650 of the Series B Preferred Stock. We also issued Series B Warrants to purchase up to approximately 3.8 million shares of our Common Stock at a per share exercise price of $1.50 . The Series B Warrants are exercisable commencing on the earlier of (i) sixth month following the effective date of the Registration Statement of which this prospectus is a part and (ii) the first anniversary of issuance and continuing through the last day of the month in which fifth anniversary their issuance occurs. Details as to these transactions are included in this Prospectus under the caption "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS".

KEY TERMS OF THE SERIES B PREFERRED STOCK AND WARRANTS

Each share of Series B Preferred Stock has a stated value of $100 and is convertible into shares of Common Stock at an initial conversion price of $1.01 per share of Common Stock, subject to adjustment in the event of certain capital adjustments or similar transactions, such as a stock split or merger. All of the warrants become exercisable on day which is the sixth month following issuance. Holders of the Series B Warrants are entitled to exercise their Series B Warrants on a "cashless" basis following the first anniversary of issuance if the Registration Statement is not in effect at the time of exercise. If the holder elects the cashless exercise option, it will receive a lesser number of shares and we will not receive any cash proceeds from that exercise. The lesser number of shares which the holder will receive is determined by a formula that takes into account the closing bid price of our Common Stock on the trading day immediately before the Series B Warrant is exercised. That closing price is multiplied by the full number of shares for which the Series B Warrant is then being exercised. That result is reduced by the total exercise price the holder would have paid for those shares if it had not elected a cashless exercise. The number of shares actually issued under the cashless exercise option is equal to the balance amount divided by the closing price referred to above.

DIVIDENDS

Dividends at the rate of 8% per annum are payable on a bi-annual basis and on conversion and may be paid, at our option, in stock or cash. If we elect to pay dividends in stock, the stock will be valued at 90% of the market price of the Common Stock on the dividend payment date. Our right to pay dividends in stock, however, is subject to the condition the issuance of such shares to the holder cannot result in such holder being the beneficial owner of more than 4.99% of the then outstanding shares of our Common Stock.

CONVERSION

Each holder can convert all or any part of its Series B Preferred Stock and each warrant holder can exercise all or any part of its Series B Warrant by giving notice to the Company. Each conversion or warrant exercise is subject to the following limitation: the holder may convert a the outstanding Series B

Preferred Stock or exercise a Series B Warrant up to an amount which would result in the holder being the beneficial owner of no more than 4.99% of our then outstanding shares (after taking into account the conversion or warrant exercise). If the holder then disposes of some or all of its holdings, it can again convert outstanding Series B Preferred Stock or exercise its Series B Warrant.

Unless converted earlier, on the fifth anniversary of issuance the Series B Preferred Stock will convert into shares of our Common Stock at the conversion price then in effect (subject to extension under certain circumstances).

ADJUSTMENT TO CONVERSION PRICE OR EXERCISE PRICE

In the Securities Purchase Agreement, we have agreed that if we enter into any offer or sale of our Common Stock (or securities convertible into Common Stock) with any third party without the prior consent of a majority in interest of the holders of the Series B Preferred Stock on any date which is earlier than first anniversary of the effective date of the Registration Statement (plus the number of days, if any, during which the Registration Statement is suspended in the interim) in which the (i) lowest per share purchase price contemplated thereunder or the lowest conversion price which would be applicable under the terms of such New Transaction is below the initial conversion price and/or (ii) the lowest exercise price of any warrants issued thereunder is lower than the initial exercise prices of the Series B Warrants, then the terms of any unconverted share of Series B Preferred Stock or any unexercised Series B Warrants shall be modified to adjust the relevant conversion price in such Series B Preferred Stock, the warrant exercise price or the number of warrant shares to be equal to that provided in the transaction as so consummated. In addition, if during such period we enter into any offer or sale of our Common Stock (or securities convertible into Common Stock), whether or not a lower price transaction, we are required to incorporate in the selling shareholders' agreements or instruments the terms, if any, from the instruments relating to such transaction which are more beneficial to the investors. The foregoing restrictions will not apply to certain specified issuances.

As of the date of this Prospectus, we have not made any offer or sale of securities which triggered an adjustment of the respective conversion prices of the Series B Preferred Stock or in the number of shares covered by, or the exercise price of, the Series B Warrants.

REDEMPTION RIGHTS

Under certain circumstances each holder of shares of Series B Preferred Stock has the right to give us a notice requiring us to redeem all or any portion of that holders shares. Such redemption will be at a redemption price equal to V/CP x M, where "V" means the principal of plus the accrued and unpaid dividend on such share, "CP" means the conversion price in effect on the date of the redemption notice, and "M" means the average of the closing sale prices for any five (5) trading days (which need not be consecutive) selected by the holder of the shares of Series B Preferred Stock being redeemed.

KEY TERMS OF THE OTHER WARRANTS

This Prospectus includes up to 150,000 shares of our Common Stock issuable upon the exercise of the Other Warrants. The Other Warrants, which were issued in April 2005, become first exercisable on the day which is the sixth month following issuance, are exercisable through April 30, 2010, had an initial per share exercise price of $2.50. By its terms, the exercise price of these warrants is subject to adjustment in the event of certain capital adjustments or similar transactions, such as a stock split or merger or, under certain circumstances (including obtaining appropriate consent of certain other parties), if prior to the expiration of six months from the closing date of the loan, we issue warrants having a lower exercise price to investors in a subsequent financing transaction. The holder of these warrants is entitled to


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

exercise the warrant on a cashless basis at any time following the first anniversary of its issuance if, at the time of exercise, there is no effective registration statement covering the resale of the shares of Common Stock issuable upon exercise of the Bridge Loan Warrant. Upon the consummation of the Series B Preferred Stock financing, the per share exercise price of the warrant was reset to $1.50.

The terms of these warrants specify that the beneficial owner may not exercise these warrants to the extent that such conversion or exercise would result in such owner and its affiliates beneficially owning more than 4.99% of our stock then outstanding (after taking into account the shares of our Common Stock issuable upon such conversion or warrant exercise). If the holder then disposes of some or all of its holdings, it can again convert exercise these warrants.

          DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES
                                 ACT LIABILITIES

Pursuant to our certificate of incorporation and by-laws, our officers and directors are indemnified by us to the fullest extent allowed under Delaware law for claims brought against them in their capacities as officers and directors. Indemnification is not allowed if the officer or director does not act in good faith and in a manner reasonably believed to be in our best interest, or if the officer or director had no reasonable cause to believe his conduct was unlawful. Accordingly, indemnification may occur for liabilities arising under the Act. Insofar as indemnification for liabilities arising under the Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable.

                      INTEREST OF NAMED EXPERTS AND COUNSEL

In April 2004, Aboudi & Brounstein, Law Offices received a three year warrant to purchase up to 100,000 shares of our Common Stock at a per share exercise price of $0.61, in connection with legal services rendered by them. The shares issuable upon exercise of this warrant are not included in the registration statement of which this prospectus is a part.

                                  LEGAL MATTERS

The validity of the Common Stock offered under this Prospectus will be passed on for us by Lawrence Kallaur, Esq.

                                     EXPERTS

The financial statements incorporated by reference in this Prospectus to our Annual Report on Form 10-KSB for the years ended December 31, 2004 and 2003 have been so incorporated in reliance on the report of Marcum & Kliegman LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. These reports express an unqaulified opinion and include an explanatory paragraph related to our ability to continue as a going concern and have been included in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC.


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

We have filed with the SEC under the Act a Registration Statement on Form S-2, of which this Prospectus is a part, with respect to the shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules as permitted by the rules and regulations of the SEC. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's internet site.

Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement or in a filing incorporated by reference herein or otherwise, reference is made to the exhibit for a more complete description of the matters involved, and each statement shall be deemed qualified in its entirety by this reference.

We are subject to the informational requirements of the Exchange Act and file periodic reports, proxy statements and other information with the SEC. Reports and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza 450 Fifth Street, N. W.
                                    Room 1024
                             Washington, D.C. 20549

Copies of such material may be obtained by mail from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us. The SEC's telephone number is 1-800-SEC-0330.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to "incorporate" into this Prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this Prospectus. Information contained in this Prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial Registration Statement and prior to effectiveness of the Registration Statement.

The following documents filed by with the SEC are incorporated herein by reference:

o our Annual Report on Form 10-KSB for the year ended December 31, 2004, as filed with the SEC on March 31, 2005;

o our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, as filed with the SEC on May 16, 2005;

o our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, as filed with the SEC on August 15, 2005;

o    our Current Report on Form 8-K, as filed with the SEC on April 11, 2005;

o    our Current Report on Form 8-K, as filed with the SEC on April 22, 2005;


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

o    our Current Report on Form 8-K, as filed with the SEC on April 28, 2005;

o    our Current Report on Form 8-K, as filed with the SEC on May 13, 2005 and

o    our Current Report on Form 8-K, as filed with the SEC on June 13, 2005.

                    DOCUMENTS DELIVERED WITH THIS PROSPECTUS

This Prospectus is accompanied by a copy of our most Annual Report on Form 10-KSB (which is currently our Annual Report for the fiscal year ended December 31, 2004) and our most recent Quarterly Report on Form 10-QSB (which is currently our Quarterly Report for the quarter ended June 30, 2005).

If you need an additional copy of these documents, or if you would like to receive a copy of any of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the address set forth below. We will provide copies of the exhibits to these filings only if they are specifically incorporated by reference in these filings.

Amedia Networks, Inc. 2 Corbett Way Eatontown, New Jersey 07724 (732) 440-1992


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